Prospectus Supplement                              Rule 424(b)(3)
(To Prospectus dated July 13, 2004)                (Registration No. 333-117147)


                               Motient Corporation

                                15,134,444 Shares

                                  Common Stock

                          ----------------------------

         This prospectus supplement supplements the prospectus dated July 13, 2004, relating solely to the offer and sale by the selling stockholders identified in the prospectus of up to 15,314,444 shares of our common stock. This prospectus supplement includes:

          - our Current Report on Form 8-K, filed with the securities and Exchange Commission on July 15, 2004; and
          - our Current Report on Form 8-K, filed with the securities and Exchange Commission on July 16, 2004.


                          ----------------------------

         The purchase of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of the prospectus for a discussion of factors that you should carefully consider before purchasing the shares offered by the prospectus and this prospectus supplement.


                          ----------------------------


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                          ----------------------------


            The date of this prospectus supplement is July 21, 2004.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                    FORM 8-K






                Current Report Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934






         Date of Report (Date of earliest reported event): July 14, 2004



                               MOTIENT CORPORATION
             (Exact name of registrant as specified in its charter)



         Delaware                       0-23044                93-0976127
(State or other jurisdiction of    (Commission File No.)      (IRS Employer
incorporation or organization)                            Identification Number)


                             300 Knightsbridge Pkwy.
                             Lincolnshire, IL 60069
                                 (847) 478-4200
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                           Forward-Looking Statements

This Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected financial position and operating results, our business strategy, and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," "project," or "intend." These forward-looking statements reflect our plans, expectations, and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward-looking statements will be realized.

Statements regarding factors that may cause actual results to differ materially from those contemplated by such forward-looking statements ("Cautionary Statements") include, among others, those under the caption "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2003 (filed on July 2, 2004). All of our subsequent written and oral forward-looking statements (or statements that may be attributed to us) are expressly qualified by the Cautionary Statements. You should carefully review the risk factors described in our other filings with the Securities and Exchange Commission (the "SEC") from time to time.

Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed.



Item 7.           Financial Statements and Exhibits

(c)      Exhibits

          99.1 A transcript of our Investor's Call held on July 14, 2004, is filed herewith as Exhibit 99.1

Item 9.           Regulation FD Disclosure

On July 14, 2004, Motient held an Investor's Call, open to the public. A transcript of this Investor's Call is filed herewith as Exhibit 99.1.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            MOTIENT CORPORATION



                                                  By: /s/ Chris Downie
                                                      --------------------
                                                      Christopher Downie
                                                      Executive Vice President
                                                      Chief Operating Officer

Date:  July 14, 2004

                                                                    EXHIBIT 99.1


                                     MOTIENT

                             Moderator: Chris Downie
                                  July 14, 2004
                                   9:00 am CT


Operator:             Good morning. My name is (Marcia) and I will be your
                      conference facilitator today. At this time, I would like to welcome everyone to the Motient Investor Conference
                      Call. All lines have been placed on mute to prevent any background noise. If you have a question at any time during the call, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you. Mr. Downie, you may begin your conference.

Chris Downie:         Thank you. Good morning. My name is Chris Downie and I
                      am the Executive Vice President and COO of Motient
                      Corporation. First off, thank you for joining me, Robert
                      Macklin, our General Counsel, and (Jared) Abbruzzese, a representative from Communications Technology Advisors, our chief restructuring entity on this call. Before I get into any details, I will ask (Rob) to get a few of the preliminaries out of the way.

Robert Macklin:       Thanks Chris. For those of you who may be listening,
                      please be aware that with the exception of any historical information that we may discuss, some of our statements may be forward-looking statements that involve risk and uncertainties that cause our actual results to differ materially from our statements today. In addition, we will be limiting our remarks to information previously disclosed in our public filings with the SEC.

                      We will also be releasing a transcript of this call immediately after its conclusion, so please be aware that your questions may be transcribed for public release. Chris will briefly discuss several matters, after which we will hold a question and answer session, which again will be limited to matters and information previously disclosed in our public filings.

Chris Downie:         Thanks (Rob). As you are all aware, Motient is a
                      nationwide provider of two-way wireless mobile data services and mobile Internet services. Our customers use our network and applications for email messaging and enterprise data communication services. Our network is designed to offer a broad array of wireless data services such as two-way mobile Internet services, telemetry systems, and mobile data and fleet management systems.

                      As of June 15, 2004, our network covers a geographic area populated by more than 225 million people, and it's comprised of over 1,200 base stations that provide service to 475 of the nation's largest cities and towns. As of March 31, 2004, there were approximately 194,000 user devices registered on our network and approximately 108,000 user devices with active usage on our network.

                      In addition to selling messaging services that use our own network, we are a national premier dealer for T-Mobile USA, and an authorized agent for Verizon Wireless. Under our agreements with these providers, we sell nationwide network subscriptions for T-Mobile and Verizon. These agreements allow us to sell and promote wireless email and wireless Internet applications to enterprise accounts on accounts with greater capacity and speed than our own, and that are voice capable.

                      In addition to our operating business, we also currently own a 29.5% interest in Mobile Satellite Ventures LP, or MSV, a mobile satellite services provider, assuming the conversion of all outstanding convertible notes. For more information on these aspects of our business, please consult our public filings with the SEC, such as our Form 10Q for the quarter ended March 31, 2004, which was filed on July 2, 2004.

                      As a matter of fact, when we filed the Form 10Q on July 2, we became current in our filing obligations under the Securities Exchange Act of 1934, for the first time since shortly after we emerged from bankruptcy in May of 2002. As we have previously discussed in our SEC filings, we fell behind in our reporting under the Exchange Act because of a disagreement with our previous auditors over the accounting treatment of some transactions that occurred in 2000 and 2001. By the time we had resolved those accounting issues, we were about a year behind in our reporting.

                      These last few months we've caught up, and with the filing of our First Quarter 2004 10Q on July 2, we are now current. Management, of course, intends to remain current in our Exchange Act reporting obligations in the future. If you want all the details regarding these accounting matters, please see our 10K for the year ended December 31, 2002, filed in March of this year.

                      Right after we filed the 10Q on July 2, we also filed two registration statements, one on Form S8 and one on Form S1. We filed the S8 to register some shares that had been issued to employees who exercised employee stock options. These shares were registered because they had been issued when we weren't current with our Exchange Act reporting, and therefore we had to issue these shares as restricted shares at that time.

                      As for the S1, which the SEC declared effective on July 13, or yesterday, we filed it in order to register shares that we had issued in previous transactions, mainly to private placements of our common stock in April and July of this year, and some other shares that were otherwise restricted in some way. The S1 also registers common stock that may be issued in the future if the holders of certain warrants that we issued in the past decide to exercise their warrants.

                      For the most part, these shares had contractual registration rights of one form or another that required us to register them. Since we couldn't file a registration statement for these shares and warrants during the period we weren't current in our SEC reporting, we had a little over 15 million shares that needed to be registered. Typically, a registration such as this would be done on a Form S3 and not on an S1, but since we're current in our - since we weren't current in our SEC reporting, we had to file the S1 rather than the more customary S3.

                      What this S1 does is to register the shares owned by the stockholders listed in the S1. To be clear, Motient is not using the S1 as a vehicle to issue new shares. We're merely registering shares that we had already issued, up to and including the shares issued in the July 1 private placement. The holders of these shares may or may not choose to sell their shares, but the choice is theirs and theirs alone. We have no control over that decision.

                      Among the shares being registered on the S1 are the shares that we issued in a private placement on July 1 of this year. In that placement, the investors purchased 3.5 million shares of Motient's common stock at a price of $8.57 per share, yielding gross proceeds of about $30 million. This price per share represented a 15% discount to the closing price of our stock the day before we signed a heavily negotiated letter of intent with the investors. Since the letter of intent was signed on June 25 and the stock had closed at $10.09 on June 24, the private placement closed at $8.50 per share. If you're interested in learning more about this transaction, please see our quarterly report on Form 10Q for the quarter ended March 31, 2004, again filed on July 2, 2004.

                      If you take a look at that 10Q, you'll also see that we're working hard to preserve our cash by cutting costs and maximizing operational efficiency. We're also working to pay down debt to reduce interest expense. In that vein, we have taken some specific actions that I'll describe briefly here, but that are described more fully in the 10Q as well as our other SEC filings. The details of these cost-cutting measures are more extensive than I have time to describe here, so please make sure you read our SEC filings, as they present a more complete picture of our cost-cutting actions than I can give you in the limited time I have on this call.

                      In February of 2004, we eliminated about 1/3 of our workforce and reduced employee and related expenditures by about $400,000 per month. We also settled some of our vendor obligations, such as our obligations with Motorola and Hewlett Packard. The full amount due and owing under these agreements was a combined $6.8 million, but we were able to satisfy these obligations by paying a combined $3.9 million in cash and issuing a warrant to Motorola to purchase 200,000 shares of our common stock at a price of $8.68 per share.

                      As part of the Hewlett Packard deal, we were able to cancel and retain the funds from a $1.1 million letter of credit that collateralized the capital lease for the benefit of Hewlett Packard.

                      We are also in the process of assessing our wireless data network to reduce network operating costs. This rationalization, as we call it, encompasses among other things reducing unneeded capacity by deconstructing underutilized and unprofitable base stations and deconstructing base stations that pass an immaterial amount of customer data traffic. In some cases, these base stations were originally constructed specifically to serve customers with nationwide requirements that are no longer customers.

                      Additionally, we have recently asked the FCC to relocate Motient into the so-called upper 800-megahertz band as part of the 800-megahertz rebanding effort known as the Consensus Plan. This would group the frequencies that Motient uses to operate its wireless data network next to other commercial providers in the 800-megahertz band.

                      Finally, I just wanted to note that we're currently listed on the pink sheets under the symbol MNCP. Now that we are current with our financial reporting, we may be eligible to be listed on a national stock exchange of some sort, such as NASDAQ or the American Stock Exchange, but for the time being the company hasn't made any decisions in this regard. We will, of course, make a public announcement if or when we should decide to become listed.

                      At this point, I'd like to open the floor up to any questions that you may have. Please give your questions to the operator, if you have not already done so, and we will attempt to answer the questions if it - if appropriate.

                      We're receiving the questions on another line, so if you don't mind holding, we will address the questions as soon as they get relayed to us.

(Connie):             I have a question. The question is from Ethan Swartz from
                      CRT Capital. And the first question is, what is the timeframe for construction of the ATC network?

Robert Macklin:       Okay.

(Connie):             And the second question is, is the company in direct
                      negotiations with Inmarsat?

Chris Downie:         There's a question from (Ethan Schwartz) from CRT. The
                      question was -what is the timeframe for ATC construction, and the second question was - is the company in direct negotiations with Inmarsat. I will ask (Jerry) Abbruzzese to answer that question, just keep in mind that the company has 29.5% interest in MSV and MSV is a private company, so we will try if possible to address that question, but we might not be able to. (Jerry)?

J Abbruzzese:         The first one regarding ATC, which is the ancillary
                      terrestrial component construction, we understand MSV has gone back to the FCC and asked for some additional changes to the authorization which MSV feels will make it more compatible with other potential strategic entities.

                      And from an operational perspective the authorization and the regulation that has been issued by the FCC so far does make MSV or that whole ATC a viable commercial product, but it's now is the question of degrees and capabilities.

                      The current plan for MSV is to continue to pursue expanded capabilities with the FCC all the while meeting its requirements and build requirements that the FCC has laid out for it. And I really don't want to go too much beyond that. As (Chris) reminded everybody, it's a private company and we are not looking to talk on behalf of that company, merely discussing what is out in the public domain currently.

                      Regarding Inmarsat, Inmarsat is currently an important entity. They have spectrum that is adjacent to MSV and there are wide ranging discussions that have been going on with all parties related to ATC and the satellite spectrum that is contiguous to MSV. So I hope that answers the question without getting into something that we shouldn't be talking about.

Chris Downie:         Okay. This is Chris again. The second question we
                      received is that - will any of the proceeds that we have raised in the recent equity transactions be used to make investments in MSV. There are, you know, no plans or decisions at this juncture with regards to using those proceeds for those investments. Obviously if that changes we will make public announcements accordingly.

J Abbruzzese:         Chris, are we waiting for other questions?

Chris Downie:         Yes, we're getting questions on another line right now.
                      Thanks for everybody's patience.

                      We have a couple of additional questions. The first question relates to our cash run rate now, at the beginning of the year and a year ago. Given some of the complexities in that answer, I'm simply going to point that person to our public filings. I'm not going to be able to provide any more details with regards to the current cash run rate outside of our public financials.

                      The second question, are there plans to reduce our Rare and CSFB data obligations with the proceeds from this transaction? As we stated in our press release that we issued on July 2, there is an intention to use proceeds from this transaction to reduce corporate debt. Any specific decisions with regards to Rare and CSFB are still under consideration and we'll make announcements in that regard as soon as appropriate.

Robert Macklin:       Chris, this is (Rob). We have another question
                      regarding the intents of plans in the 800 megahertz rebanding efforts. As we've indicated in our public filings, we've requested rebanding into the so-called upper 800 part of the 800 megahertz band next to other commercial providers.

                      The FCC has not issued any sort of final order on that. The FCC publicly issued a summary plan and an order adopting the broad strokes of the consensus plan. However, no specifics as they relate to Motient have yet been issued. We will of course announce publicly what will happen if and when we actually do get any specifics on that matter.

Chris Downie:         We have time for probably a couple more questions. We're
                      in the process of getting them on another line here.
                      Again, thanks for your continued patience.

                      Our next question is - do we have any 800-megahertz frequencis currently up for sale? There have been no announcements with regards to additional frequencies for sale. We will make appropriate announcements in that regard to the extent that additional frequency sales arise.

                      My apologies. We're experiencing some technical difficulties getting some of the questions in here. Given the time, we're going to probably just try to answer one more question to the extent that we can get it in here. I apologize for this delay and thank you for your patience.

                      We have one last question. Again, I apologize for the delay. The question is - is there any additional need for outside investment in MSV and if so would Motient co-invest to - in order not to be diluted in this investment? As we said earlier, unfortunately MSV is a private company so we're limited in our ability to comment on anything related to them that hasn't been publicly disclosed.

                      I'm not exactly sure if Jerry could like to comment, (Jerry).

J Abbruzzese:         Let me answer, Chris. Clearly, the authorizations as
                      granted by the FCC contemplate the construction and launching of satellites at some point in the future. MSV currently has two satellites that are operational. Both satellites have a period of life left in them that, you know, is substantial.

                      So I think one could appreciate that at some point in time there will be a necessity for MSV to raise additional capital simply because it's in the business that is somewhat capital intensive. As to the timing of that and the scope of that, that will be determined by the MSV board as they progress.

                      One of the advantages that MSV does have in the space it's in, it does have two satellites operational today which under the rule of the FCC are a requirement for being licensed, that you have to have satellites launched. And so I do think, you know, that is a good thing with regards to MSV.

                      And, you know Chris, I know this is the last question so I wanted to make a quick statement as an advisor to the Company. Everybody should be very clear that this management and this Company, Motient, is extraordinarily focused on maximizing its operational efficiencies. To that regard, it's constantly reviewing its cost-cutting efforts and its operational efficiencies and its portfolio of assets and how best to maximize the value of those assets.

                      In that regard, clearly one of the biggest assets and the most important asset of the Company arguably could - would be its holdings in MSV and in that regard, Motient is a very active, you know, representative and owner of MSV and very involved in ensuring that MSV goes forward and provides the maximum return possible for all of the stakeholders of Motient.

                      I just want to make sure everybody understands clearly that's a high priority and high focus of all of us that are involved in the Company.

Chris Downie:         Thanks, (Jerry). Again, thanks for everybody's patience
                      on this call. My apologies for the technical difficulties.
                      We'll try and do it better next time and just hope everybody has a great day. Thank you.

Operator:             This concludes today's conference call. You may now
                      disconnect.


                                       END

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                    FORM 8-K






                Current Report Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934






        Date of Report (Date of earliest reported event): July 15, 2004



                               MOTIENT CORPORATION
             (Exact name of registrant as specified in its charter)



         Delaware                       0-23044                93-0976127
(State or other jurisdiction of    (Commission File No.)      (IRS Employer
incorporation or organization)                            Identification Number)


                             300 Knightsbridge Pkwy.
                             Lincolnshire, IL 60069
                                 (847) 478-4200
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                           Forward-Looking Statements

This Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected financial position and operating results, our business strategy, and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," "project," or "intend." These forward-looking statements reflect our plans, expectations, and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward-looking statements will be realized.

Statements regarding factors that may cause actual results to differ materially from those contemplated by such forward-looking statements ("Cautionary Statements") include, among others, those under the caption "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2003 (filed on July 2, 2004). All of our subsequent written and oral forward-looking statements (or statements that may be attributed to us) are expressly qualified by the Cautionary Statements. You should carefully review the risk factors described in our other filings with the Securities and Exchange Commission (the "SEC") from time to time.

Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed.


Item 7.           Financial Statements and Exhibits

(c)      Exhibits

99.1     A copy of our press release, dated July 15, 2004, is filed herewith as
         Exhibit 99.1

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 MOTIENT CORPORATION



                                          By: /s/ Chris Downie
                                             -------------------------------
                                                  Christopher Downie
                                                  Executive Vice President
                                                  Chief Operating Officer

Date:  July 15, 2004

                                                                    Exhibit 99.1

                                  Press Release

Media Contacts:
Christopher Downie
Motient Communications
847-478-4200
chris.downie@motient.com


      Motient Announces Repayment of Rare Medium and CSFB Debt Obligations


LINCOLNSHIRE, IL, July 15, 2004 -- Motient Corporation (MNCP) announced today that on July 15, 2004, it prepaid the $19 million principal amount senior indebtedness note issued by a subsidiary of Motient to Rare Medium Group, Inc. on May 1, 2002. The combined amount of principal and interest repaid in full satisfaction of all amounts due and owing under this note was approximately $22.6 million.

In addition, it prepaid the $0.75 million principal amount senior indebtedness note issued by a subsidiary of Motient to Credit Suisse First Boston Corporation on May 1, 2002. The combined amount of principal and interest repaid in full satisfaction of all amounts due and owing under this note was approximately $0.9 million.

With the payment of these two notes, Motient materially eliminated all outstanding corporate indebtedness on a consolidated basis.

For additional details regarding these notes and the outstanding corporate indebtedness of Motient Corporation, please see our various filings with the SEC, including, among others, our annual report on Form 10-K for the year ended December 31, 2003 (filed on July 2, 2004).

                                       ###

About Motient Corporation:

Motient Corporation owns and operates one of the nation's largest two-way wireless data networks. Motient provides a wide range of mobile and wireless Internet services principally to business to business customers and enterprises. The company is a leader in providing BlackBerry(TM) services on its network as well as on the third generation networks of Verizon Wireless and T-Mobile. Motient also provides wireless solutions to the mobile professional, transportation, field service and telemetry markets. http://www.motient.com.

Statement under the Private Securities Litigation Reform Act:

With the exception of any historical information contained in this release, the matters described herein contain forward-looking statements that involve risk and uncertainties that may individually or mutually impact the matters herein described, which could cause actual results or revenues to differ materially from those contemplated by these statements.

                                        1